SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)




                    Under the Securities Exchange Act of 1934



                                   DATUM INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title or Class and Securities)


                                    23820810
                      (CUSIP Number of Class of Securities)

                                 Donald C. Lewis
                                 General Counsel
                                Ball Corporation
                               10 Longs Peak Drive
                         Broomfield, Colorado 80021-2510

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 2, 1997 and
                                 April 11, 1997

                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

Check the following box if a fee is being paid with this Statement: ( )

                                  SCHEDULE 13D
                                (Amendment No. 1)



CUSIP No. 23820810

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ball Corporation
         35-0160610


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)      (    )
                                                     (b)      (    )


(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         00


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)(    )


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana



         NUMBER OF                        (7)    SOLE VOTING POWER
          SHARES                                      817,778*
        BENEFICIALLY
         OWNED BY                         (8)    SHARED VOTING POWER
          EACH
        REPORTING                         (9)    SOLE DISPOSITIVE POWER
          PERSON                                       817,778*
           WITH
                                         (10)   SHARED DISPOSITIVE POWER


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON 817,778*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                              (    )


(13)     PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW 11
         Approximately  15.81% of the shares outstanding as of April 11, 1997


(14)     TYPE OF REPORTING PERSON*
         CO

*
On April 2, 1997, Efratom Holding, Inc. ("Holding"), a Colorado corporation and a wholly owned subsidiary of Ball Corporation ("Ball") or ("Parent") sold 400,000 shares (the "Shares") of common stock, for $15.00 per share, of the Datum Inc. On April 11, 1997, sold an additional 60,000 shares at $15.00 per share of common stock of Datum Inc. As of April 11, 1997, the Parent and Holding may be deemed to beneficially own the remaining Shares, as indicated in Rows 11 and 13 of each of the tables above, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

         Item 1.         Security and Issuer

                   Ball hereby  incorporates by reference the  information  from
         Item 1 of the 13D filed by Ball on March 27, 1995. Additionally, effective April 2, 1997, Holding has sold 400,000 shares of Datum Inc., for $15.00 a share. On April 11, 1997, Holding sold 60,000 shares of Datum Inc., for $15.00 a share.

         Item 2.         Identity and Background

                   Ball hereby incorporates the information from Item 2 of the 13D filed March 27, 1995, with respect to its 13D filing. Ball hereby provides a list of persons in Appendix A as of April 11, 1997. Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A., has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.         Source and Amount of Funds or Other Consideration

                   Ball hereby incorporates by reference Item 3 from its 13D filing filed on March 27, 1995.

         Item 4.         Purpose of the Transaction

                   Ball hereby incorporates by reference the information in Item 4 from its 13D filing dated March 27, 1995. Additionally, on April 2, 1997, Holding sold 400,000 shares of Datum Inc., common stock for $15.00 per share. On April 11, 1997, Holding sold 60,000 shares of common stock of Datum Inc., for $15.00.

         Item 5.         Interest in Securities of the Issuer

                   Ball hereby incorporates by reference the information in Item 5 of its previous 13D filing dated March 27, 1995. Ball hereby amends
         Item 5(a), (b) by adding to the following: Holding sold 400,000 shares of Datum Inc., common stock for $15.00 a share on April 2, 1997. On April 11, 1997, Holding sold 60,000 shares of the common stock of Datum Inc.

                   Item 5(c) is hereby amended in that on August 30,1995, Albert
         R. Schlesinger, Vice President and Controller of Parent, disposed of 750 shares of common stock on the open market through a broker at a price per share of $14.36.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                   Ball hereby incorporates by reference the information in Item 6 of the 13D filing dated March 27, 1995. Ball and Holding offered its 400,000 shares as part of 1,300,000 shares sold by Datum Inc., as part of a public offering which sale was closed on April 2, 1997. Holding sold 60,000 more shares of Datum Inc. common stock on April 11, 1997, pursuant to the same offering. The common stock was offered by several underwriters principally led by Hambrecht and Quist.

         Item 7.         Material to be Filed as Exhibits

               Item 7  of the  13D  filing March 27, 1995, is hereby amended to
          include:  the  Underwriting  Agreement   which  is   incorporated  by
          reference to the registration statement of Datum Inc. (Registration No. 333-22177, Exhibit 1.1, Form of Underwriting Agreement).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    April 11, 1997
                                           BALL CORPORATION

                                           By:   /s/ GEORGE A. SISSEL
                                                 George A. Sissel
                                                 Chairman, President and
                                                 Chief Executive Officer

                                            EFRATOM HOLDING, INC.

                                            By:   /s/ DONALD W. VANLANDINGHAM
                                                  Donald W. Vanlandingham
                                                  President

                                   APPENDIX A


         The following tables set forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Ball Corporation and Efratom Holding, Inc. Each such person is a citizen of the United States of America with the exception of Raymond J. Seabrook who is a resident of the United States and a citizen of Canada.

          A.   Directors and Executive Officers of Ball Corporation

Reporting Person     Address                     Principal Occupation

DIRECTORS:

Frank A. Bracken     345 South High Street        Attorney, Bingham Summers
                     Muncie, Indiana  47305       Welsh & Spilman,
                                                  Indianapolis, Indiana

Howard M. Dean       345 South High Street        Chairman of the Board and
                     Muncie, Indiana  47305       Chief Executive Officer,
                                                  Dean Foods Company,
                                                  Franklin Park, Illinois

John T. Hackett      345 South High Street        Managing General Partner,
                     Muncie, Indiana  47305       CID Equity Partners,
                                                  Indianapolis, Indiana

 R. David Hoover     345 South High Street        Executive Vice President,
                     Muncie, Indiana  47305       Chief Financial Officer
                                                  and Treasurer,
                                                  Ball Corporation,
                                                  Muncie, Indiana

John F. Lehman       345 South High Street        Chairman, J. F. Lehman &
                     Muncie, Indiana  47305       Company, New York,
                                                  New York

George McFadden      345 South High Street        General Partner,
                     Muncie, Indiana  47305       McFadden Brothers,
                                                  New York, New York

Ruel C. Mercure, Jr. 345 South High Street
                     Muncie, Indiana  47305

Jan Nicholson        345 South High Street        Managing Director of
                     Muncie, Indiana  47305       Capital Markets Assurance
                                                  Corporation (CapMAC),
                                                  New York, New York

George A. Sissel     345 South High Street        Chairman, President and
                     Muncie, Indiana  47305       Chief Executive Officer,
                                                  Ball Corporation

William P. Stiritz    345 South High Street      Chairman and Chief
                      Muncie, Indiana  47305     Executive Officer,
                                                 Ralston Purina Company,
                                                 St. Louis, Missouri

CORPORATE OFFICERS:

Richard E. Durbin      345 South High Street      Vice President, Information
                       Muncie, Indiana  47305     Services

Donald C. Lewis        10 Longs Peak Drive        Assistant Corporate Secretary
                       Broomfield, Colorado       and General Counsel
                       80038

Barbara J. Miller      345 South High Street      Assistant Corporate Secretary
                       Muncie, Indiana  47305

Elizabeth A. Overmyer  345 South High Street      Corporate Secretary
                       Muncie, Indiana  47305

Douglas E. Poling      345 South High Street      Assistant Treasurer
                       Muncie, Indiana  47305

Albert R. Schlesinger  345 South High Street      Vice President and Controller
                       Muncie, Indiana  47305

Raymond J. Seabrook    345 South High Street      Vice President, Planning
                       Muncie, Indiana  47305     and Control

Harold L. Sohn         345 South High Street      Vice President, Corporate
                       Muncie, Indiana  47305     Relations

David A. Westerlund    345 South High Street      Vice President, Administration
                       Muncie, Indiana  47305

          B.   Directors and Executive Officers of Efratom Holding, Inc.

Donald W. Vanlandingham  10 Longs Peak Drive          President and Director
                         Broomfield, Colorado 80038

R. David Hoover          345 South High Street         Director
                         Muncie, Indiana  47305

George A. Sissel         345 South High Street         Director
                         Muncie, Indiana  47305

Donald C. Lewis          10 Longs Peak Drive           Vice President
                         Broomfield, Colorado 80038    and Secretary

 W.   Keith Tipton       10 Longs Peak Drive           Assistant Secretary
                         Broomfield, Colorado 80038

J. Patrick Dummingan     10 Longs Peak Drive           Vice President
                         Broomfield, Colorado 80038

Eugene P. Morgan         10 Longs Peak Drive           Vice President and
                         Broomfield, Colorado 80038    Treasurer

April 11, 1997




U. S. Securities and Exchange Commission
Attention:  Filer Support
Mail Stop 0-7
6432 General Green Way
Alexandria, VA  22312

Ladies and Gentlemen:

Transmitted herewith is Ball Corporation's Schedule 13D (Amendment No. 1) dated April 11, 1997.

Yours truly,




Robert W. McClelland
Associate General Counsel